SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

___________________

SCHEDULE 14D-9
(RULE 14d-101)

(Amendment No. 2)

SOLICITATION/RECOMMENDATION STATEMENT
Under
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

____________________

Optionable, Inc.
(Name of subject company)

Optionable, Inc.
(Name of person filing statement)

COMMON STOCK, $0.0001 PAR VALUE
(Including the associated preferred share purchase rights)
(Title of class of securities)

684006109
(CUSIP Number of class of securities)

Matthew Katzeff
Chief Financial Officer
Optionable, Inc.
55 Saint Mark’s Place, Suite 4
New York, New York 10003
(914) 773-1100

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

Copy to:
David Amburgey, Esq.
Hand Baldachin & Amburgey LLP
8 West 40th Street
New York, New York 10018
(212) 956-9500

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Statement”) originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on June 24, 2011 by Optionable, Inc. (“Optionable” or the “Company”), relating to the offer by Mark Nordlicht (the “Purchaser”) to purchase each issued and outstanding share of the common stock, par value $0.0001 per share (each, a “Share”), of the Company for $0.035, net to the seller in cash (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase relating to the offer, dated June 13, 2011 (the “Offer to Purchase”), and in the related Letter of Transmittal (together with the Offer to Purchase, as amended or supplemented from time to time, the “Offer”).  The Offer is described in a Tender Offer Statement on Schedule TO, filed by the Purchaser with the SEC on June 13, 2011.

All information in the Statement is incorporated into this Amendment No. 2 by reference, except that such information is hereby amended and supplemented to the extent specifically provided herein.  Capitalized terms used in this Amendment No. 1 and not defined herein, shall have the meanings ascribed to them in the Statement.

Item 3.    Past Contacts, Transactions, Negotiations and Agreements

Item 3 of the Statement is hereby amended and supplemented as follows:

On page 8 of the Statement, the following information is added to the end of the disclosure under the heading “Arrangements between Optionable and its Directors and Executive Officers – Director Compensation”:

During 2010, Mr. O’Sullivan and Mr. Katzeff received other compensation from the Company for the provision of business development services in the amounts of $26,982 and $7,200, respectively.  These amounts were included as expenses in the Company’s financial statements for the relevant periods, including as presented in the Company’s Form 10-Q for the period ended September 30, 2010 and the Company’s Form 10-K for the period ended December 31, 2010.  However, this information was mistakenly omitted from Item 11 – “Executive Compensation” of the Company’s Form 10-K for the period ended December 31, 2010.

During 2011, Mr. O’Sullivan and Mr. Katzeff received other compensation from the Company for the provision of business development services in the amounts of $26,682 and $23,600, respectively.  These amounts were included as expenses in the Company’s financial statements for the relevant periods, including as presented in the Company’s Form 10-Q for the period ended March 31, 2011.

Item 4.    The Solicitation or Recommendation

Item 4 of the Statement is hereby amended and supplemented as follows:

On pages 10 and 11 of the Statement, the information under the heading “Recommendation of the Board of Directors” is replaced with the following:

(a)           Recommendation of the Board of Directors

The Board is not making a recommendation with respect to the Offer at this time.  The Board may or may not amend this Statement to make a recommendation with respect to the Offer.

As previously disclosed by the Company in its filings with the SEC, the Company’s management is seeking out possible business transactions and new business relationships in areas unrelated to brokerage services.  As of the date of filing this Statement with the SEC, the Company has not consummated any such business transaction or relationship.  There can be no assurances that any such business transaction or relationship will be consummated.  For these reasons, the Board does not believe that it is appropriate to make, and therefore is not making, a recommendation with respect to the Offer and the Board is unable to take a position with respect to the Offer at this time.  Accordingly, each shareholder of the Company should make its own decision regarding the Offer based on all of the available information, including the adequacy of the Offer Price in light of the shareholder’s own investment objectives, the shareholder’s views as to the Company’s prospects and outlook, the factors considered by the Board of Directors as described in this Statement, and any other factors that the shareholder deems relevant to its investment.

Pursuant to an engagement letter dated June 19, 2011 (the “Engagement Letter”), the Company formally retained the investment banking and financial advisory firm, Brean Murray Carret & Co., LLC (“Brean Murray”), to, among other things, render an opinion to the Company as whether the consideration proposed to be paid by the Purchaser in the Offer is adequate (the “Opinion”).  Brean Murray would receive a fee of $50,000 for such Opinion if an Opinion is delivered.  As part of the Engagement Letter, the Company also retained Brean Murray to be its investment banker for a period of one (1) year pursuant to which the Company would pay Brean Murray customary fees for delivering a fairness opinion for certain strategic transactions and for acting as the Company’s investment banker in connection with certain acquisition and merger transactions and equity financings.

Because the Board is not making a recommendation to the Company’s shareholders at this time as to whether they should tender their Shares to the Purchaser at the Offer Price of $0.035 per Share or not tender their Shares, the Board did not request or receive the Opinion from Brean Murray.

To the best knowledge of the Company, no executive officer, director or affiliate of the Company who owns Shares presently intends to tender in the Offer any Shares that he or she owns of record or beneficially, including Shares, if any, that he or she may have the right to purchase by exercising stock options.

 If you have tendered your Shares, you can withdraw them.  For assistance in withdrawing your Shares, please contact your broker or Matthew Katzeff, at the address, phone number or email address below.

Matthew Katzeff
Chief Financial Officer
Optionable, Inc.
55 Saint Mark’s Place, Suite 4
New York, New York 10003
(914) 773-1100

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Amendment No. 2 is true, complete and correct.

OPTIONABLE, INC.

By:	/s/ Brad O’Sullivan
Brad O’Sullivan Chief Executive Officer

Dated:  July 8, 2011